TOP Financial Group Ltd

118 Connaught Road West

Room 1101

Hong Kong

August 23, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	John Stickel
Chris Windsor

Re:	TOP Financial Group Ltd Amendment No. to the Registration Statement on Form F-3 Filed July 21, 2023 File Number 333-273066

Mr. Stickel and Mr. Windsor,

This letter is in response to the letter dated August 17, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to TOP Financial Group Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment No.2 to the registration statement on Form F-3 (the “Amendment No.2 to Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-3 Amended July 21, 2023

Enforceability of Civil Liabilities, page 27

1)	We note that you state that “substantially all our assets are located in the United States.” However, your 20-F for the fiscal year ended March 31, 2023 states that substantially all your assets are located in Hong Kong. Revise the registration statement to clarify this apparent inconsistency.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised page 27 in the Amendment No.2 to Registration Statement to clarify this inconsistency.

2)	Your registration statement states that “some” of your directors and officers are residents or citizens of countries “other than the United States.” The 20-F for the fiscal year ended March 31, 2023 states that “all” of your directors and officers are nationals or residents of jurisdictions other than the United States. Revise this section to clarify this inconsistency.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully clarify for the Staff that some of our directors and officers are nationals or residents of the United States. We have revised page 27 in the Amendment No.2 to Registration Statement. We will make sure to reflect such fact in future filings.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

TOP Financial Group Limited.

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer